OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpine Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Exchange Place
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronn Riedel	801-320-1310	rriedel@alpine-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Ronn Riedel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpine Securities Corporation, as of 9/30, 2 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO, Financial & Operations Principal

[signature]
Notary Public

EVAN KELLY
Notary Public
State of Colorado
Notary ID # 20164041436
My Commission Expires 11-05-2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPINE SECURITIES
Stock Brokerage & Investment Company

Alpine Securities Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended September 30, 2022

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alpine Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpine Securities Corporation as of September 30, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alpine Securities Corporation as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alpine Securities Corporation’s management. Our responsibility is to express an opinion on Alpine Securities Corporation’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alpine Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company

We have served as Alpine Securities Corporation’s auditor from 2016 – 2018 and since 2022.

Salt Lake City, Utah
December 19, 2022

ALPINE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
September 30, 2022

Assets			
Cash		$	244,399
Cash segregated under federal and other regulations			3,660,000
Accounts receivable, related party			5,867
Deposits with clearing organizations			4,977,500
Receivables from customers	6,580,708		
Less allowance for uncollectable amounts	(6,580,708)		-
Receivables from broker/dealers			88,004
DTCC common stock			262,360
Property and equipment, at cost	472,042		
Less accumulated depreciation	(451,952)		20,090
Other assets			152,370
Total Assets		$	9,410,590
Liabilities and Stockholder's Equity			
Liabilities			
Payables to customers		$	3,347,736
Accounts payable and accrued expenses			730,967
Accounts payable broker/dealers			1,741,626
Salaries and commissions payable			91,985
Correspondent deposits			10,000
Total Liabilities			5,922,314
Stockholder's Equity			
Common stock, $0.50 par value; 200,000 shares authorized, 175,602 shares issued and outstanding; 2,247 shares of treasury stock			88,925
Additional paid-in-capital			5,460,783
Accumulated Deficit			(2,061,432)
Total Stockholder's Equity			3,488,276
Total Liabilities and Stockholder's Equity		$	9,410,590

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Alpine Securities Corporation (the Company) was incorporated under the laws of the State of Utah on January 11, 1984, as a securities broker and dealer dealing principally in over-the-counter securities. The Company, located in Salt Lake City, Utah, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received. The Company also clears securities transactions for correspondents, and charges transaction fees.

Significant Accounting Policies

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less at the date of acquisition are classified as cash and cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits held in banks.

Participant's Segregated Cash. Alpine Securities receives cash for the exclusive benefit of the Participant's customers in compliance with SEC rule 15c3-3 (customer protection).

Accounts Receivable. Accounts receivables are stated at cost, net of allowance. The Company establishes an allowance for doubtful accounts for accounts receivable to ensure the Company has not overstated receivable balances due to uncollectability. The Company determines the need for an allowance based on a variety of factors, historical experience and on the potential illiquidity of the collateral. The Company allows for customer receivables at 100% due to the nature of any collateral and historical collections from customers.

Clearing Fund. Margin deposits and participant contributions are maintained within the clearing fund on the Statement of Financial Condition due to the benefits and risk ownership being accrued to the Company. Deposits and contributions may be in the form of cash and cash equivalents and securities. These deposits may be applied to satisfy obligations of the depositing participant, other participants, or the Company as provided in the Company rules.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Routine maintenance, repairs and replacement costs are expensed as incurred, and improvements that appreciably extend the useful life of the assets are capitalized. When equipment is sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Leasehold improvements are amortized using the straight-line method over their useful lives, or the remaining term of the related lease, whichever is shorter. Furniture and equipment are depreciated over estimated useful lives ranging from five to seven years, using straight-line methods. Building improvements are primarily amortized over 39 years using the straight-line method.

Revenue Recognition. The Company recognizes revenue in accordance with ASC 606 using the modified retrospective method. This revenue recognition guidance requires that an entity recognized revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are recorded on trade date, which is the day each transaction is executed.

Trading Revenue and Commissions: Commission revenue represents commissions, settlement fees, and execution fees that are generated by our introducing broker-dealer for their clients' trading activity in microcap OTC transactions. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' sales. Accordingly, total commission revenues are reported on a gross basis. Securities commissions are sale-based commissions that are recognized on the trade date.

Client Account Fees: Client accounts fees represent fees earned for custodial, recordkeeping, and administrative functions performed for the securities clearing accounts of clients. These include statement delivery fees, account transfer fees, errors and omission insurance fees, platform fees, and other fees. Client account fees that are transactional based, such as account transfer fees, are recognized at a point in time when the related performance obligation is satisfied. Client account fees that are related to ongoing services, such as statement delivery fees and errors and omission insurance fees, are recognized over time. Client account fees that relate to ongoing services are typically billed to clients' accounts on a monthly or quarterly basis.

Transaction Fees: Transaction fee revenue represents account review fees, safekeeping fees, check fees, wire fees, ticket fees that are generated by setting up new accounts, holding stock with DTCC, transferring money by check or wire to customers. Accordingly, total transaction fee revenues are reported on a gross basis. Transaction fees are sale-based that are recognized on the trade date, or assessed at the time of account creation, ticket execution, or monthly as the securities are held by the DTCC.

Indemnification Revenue: Indemnification revenue is earned with performance of the contract in Note 11, which is if the Company pays on the award of the SEC matter, the indemnifier is liable to the Company for that payment, and eventually all payments. Revenue was recorded when monthly payments were made pursuant to a payment stipulation agreement, as the contract indemnified the Company against any loss for the SEC matter identified. The overall amount of the revenue was defined by the award given in the sec matter, see Note 12.

Income Taxes. The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. The taxable income of the Company flows through to the stockholder's individual income tax return.

Concentration of Credit Risk. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At September 30, 2022, the Company's uninsured cash balances totaled $3,662,620.

The Company is engaged in various trading and brokerage activities in which the counterparties are primarily broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates. The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Management makes estimates regarding the collectability of receivables, the outcome of litigation, the fair value measurements, and other matters that affect the reported amounts. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could materially differ from those estimates.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $3,650,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (SEC). The reserve is calculated weekly using a formula as defined by the rule. The required reserve on September 30, 2022, was $3,382,170. The firm made a withdrawal of $250,000 on October 1st.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of brokers and dealers (PAIB) under rule 15c3-3 of the Securities and Exchange Commission (SEC). The PAIB reserve is calculated weekly using a formula as defined by the rule. The required PAIB reserve on September 30, 2022, was $10,000. No additional deposit was required.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Company had a deposit with its clearing organizations totaling $4,977,500 as of September 30, 2022.

NOTE 4 - FAIR VALUE MEASUREMENT

Fair Value Measurements. The guidance related to "Fair Value Measurements" included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.

Valuation Hierarchy. FASB ASC Topic 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date. The Company does not have any financial assets or liabilities utilizing Level 1 inputs as of September 30, 2022.

Level 2 -Inputs to the valuation methodology are other than unadjusted quoted market prices for similar assets and liabilities in active markets, which are either directly or indirectly observable as of the valuation date or can be derived principally from or corroborated by observable market data. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of September 30, 2022.

Level 3 -Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of September 30, 2022.

Financial Instruments Not Measured at Fair Value. The carrying amounts of the financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices for identical assets and liabilities in active markets do not exist, the Company determines fair value based on discounted cash flow analyses and comparable pricing of similar instruments.

NOTE 4 - FAIR VALUE MEASUREMENT (Continued)

The Company uses recently executed transactions, other observable market data such as exchange data, broker/dealer quotes, third-party pricing vendors and aggregation services for determining the fair values of financial instruments. The Company assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches to ensure the highest-ranked market data source is used to validate fair value of financial instruments.

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The customer receivable from and payable to account balances arose from transactions which are recorded on a settlement date basis. Securities owned by customers are held as collateral for receivables.

NOTE 6 – DTCC STOCK

The Company capitalizes its mandatory purchase of DTCC common shares. In May of 2021, DTCC required the Company to buy .053 shares of common stock for $1,985. The total number of DTCC shares held on September 30, 2022, is 20.62.

The Company capitalizes its mandatory purchase of DTCC preferred shares. Total number of shares held on September 30, 2022, is 25.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2022:

Furniture and equipment	$ 346,448
Computer hardware and software	125,594
	472,042
Less accumulated depreciation and amortization	(451,952)
	$ 20,090

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company performs clearing and other services for Scottsdale Capital Exclusively, which became a related party on March 3, 2011, when Alpine was purchased by the owner of Scottsdale Capital. The Company recognizes trading revenue exclusively from this related party. The balance payable to Scottsdale Capital for fees and commissions collected on their behalf was $1,741,626 as of September 30, 2022. The amount of revenue earned is 10,063,571.

In 2013, the Company relocated to a building owned by a related party. The Company terminated the previous lease through as of June 23, 2022, and entered into a new twelve month agreement on the same day. Upon the termination of that agreement the Company removed the lease liability of $8,646,023 and the related right of use asset in the amount of $8,060,545 realizing a gain of $585,478. It requires minimum monthly payments of $237,524. Payments made to the related party totaled $1,989,082 during the twelve months ended September 30, 2022. The expenses for this related party are $2,379,164

NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

In April 2022, an escrow was set up to cover the potential refunds of customer account charges, see Note 12. In the setup of this escrow, the accrued liability already in the Company's records was subsumed by the escrow account and the liability in the amount of $700,000 was removed. The escrow account was setup by a related party.

For other related party transactions, see Note 11,

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1 & 15c3-3), which, under the alternative standard method requires the maintenance of minimum net capital to be no less than the greater of $250,000 or 2 percent of aggregate debit items and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. As of September 30, 2022, the Company had net capital of $3,063,017 which was $2,813,017 in excess of its required net capital of $250,000.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE 11 - AGREEMENT FOR ASSUMPTION OF LIABILITY

In connection with the legal proceedings in the Company vs SEC, the Company entered into an Agreement for Assumption of Liability contract, in which the Company is indemnified against the losses arising from this action. The indemnification clause in the contract allows the Company to receive payments against losses sustained under the action from the SEC. The Company has recorded no payments made to the SEC as an accounts receivable, related party to be received under this contract.

The Agreement for Assumption of Liability creates an obligation for the Company for an indemnification expense of 19% of the Company's monthly net income, payable to SCAP 7, who is providing the adequate resources independent of the Company to support the agreement. For months that there is a net loss, no amount is calculated. Both SCAP 7 and SC Advisors are under common ownership of the Company's holding company.

NOTE 12 – PRIOR PERIOD ADJUSTMENT

A prior period adjustment was made to reverse revenue and expenses previously recognized under a contract that didn't qualify for recognition. The adjustment restated revenues by reducing them by $4,000,000 and expenses were reduced by $792,965. The corresponding accounts receivable related party was eliminated from the balance sheet in the amount of $3,207,035.

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions. The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Legal. The Company may be, from time to time, involved as a defendant in civil actions or a respondent in regulatory actions. During the audit period, the Company was subject to the legal actions discussed below.

The first matter involves an action initiated by the Securities and Exchange Commission (SEC) in 2017 in the U.S. Southern District of New York (the "SEC Enforcement Action"). On December 11, 2018, the Court granted the SEC partial summary judgment on the SEC's claim that Alpine had violated the books and records provisions of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder, entitled "Financial recordkeeping and reporting of currency and foreign transactions." On October 9, 2019, the Court issued a civil penalty in the amount of $12,000,000 in connection with the books and records violations. Immediately thereafter, the Company sought and obtained via emergency motion for a stay pending appeal with the Court of Appeals for the Second Circuit. After exercising its appeal rights, the on December 4, 2020, the Second Circuit affirmed the district court's judgment. On June 21, 2021, the Company and the SEC entered into a Stipulated Installment Payment Order (the "Order"), which provides that Alpine will fully pay the district court's final judgement of $12,000,000 in equal monthly payments of $1,000,000 (the last payment will include outstanding interest). Alpine has made timely payments for the first installment in June and subsequent payments in July, August, September, and October 2021. The Company made its final payment in June 2022. The matter is now closed.

The SEC has also commenced a follow-on proceeding of the SEC Enforcement Action in the form of an Order Instituting Proceedings ("OIP") pursuant to Section 15(b) of the Securities Exchange Act of 1934 (SEC Administrative Procedures File. No. 3-20485). Under the OIP, the Commission will consider whether Alpine should be subject to any further sanctions based on the District Court's issuance of an injunction against any future violations of Section 17(a). Discovery and briefing in that matter are underway.

The next regulatory matter concerns a FINRA Enforcement Action filed July 25, 2019, in which FINRA alleged that the Company charged excessive fees to customers. (See FINRA No. 2019061232601.) The Company has denied these allegations. The hearing in that matter concluded in September 2021. On March 22, 2022, FINRA issued an Extended Hearing Panel Decision in which the Panel found that the Company converted and misused customer funds and securities, engaged in unauthorized trading, charged and paid customers unfair prices in securities transactions, charged customers unreasonable and discriminatory fees, and made an unauthorized capital withdrawal. The sanction order includes expulsion and $2,310,234 restitution. The Panel Decision also contains a cease-and-desist order that prohibits the Company from charging certain fees to customers. On April 15, 2022, the Company filed a notice of appeal, which stays the sanctions, except for the cease-and-desist order. In satisfaction of the order, a deposit of $2,310,234 was placed in an escrow account pending the appeal. Briefing on the appeal is underway. The Company does not expect any immediate impact on its operations from this order pending the appeal.

The Company is not, and has not during the audit period, been named a defendant in a civil action. During 2014 to 2019, the IRS conducted a lengthy audit of Alpine's tax withholdings for certain foreign accounts for the tax period 2011 and 2012. On August 9, 2019, the IRS issued a tax assessment totaling $1,957,705. In September 2019, Company paid the required quarterly payment in the amount of $66,947 to the IRS. Immediately, thereafter, Company filed a tax refund request, which the IRS did not take any action on. On November 19, 2021, Company filed a complaint for tax refund and to challenge the legality of the assessment in the U.S. District Court of Utah, Central Division, 21-cv-00683. In the government answer, the U.S. made a counterclaim seeking the full assessment amount of $2,396,474 plus interest. On September 23, 2022, the Company filed a summary judgement motion. The government response remains pending. The Company expects to prevail on its challenge to the IRS assessment.

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

In July 2021, the Company filed lawsuits seeking to recover funds based on allegations that a former officer and an accomplice misappropriated approximately $1,300,000 million in funds. The majority of the funds have been remanded to the court and are held and awaiting the resolution of this action. These matters, which are taking place in both civil and FINRA Arbitration forums, are ongoing, and the Company expects to prevail.

Company also filed suit against its former CEO, Chris Frankel, alleging breaches of confidentiality and trade secret agreements. In May 2021 the jury awarded Alpine $932,000 in unjust enrichment damages. Post hearing motions have been resolved in Alpine's favor and collection efforts are underway.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent events related to the financial statements have been evaluated for recording and/or disclosure through the date which the financial statements were available to be issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.